FRANKLIN TEMPLETON INVESTMENTS
                            777 Mariners Island Blvd.
                                  P.O. Box 7777
                            San Mateo, CA 94403-7777

April 4, 2001

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

           Re:  Templeton Income Trust - CIK No. 0000795402
                Request for Withdrawal of Amendment to Registration Statement on Form N-14;
                File No. 33-6510

Ladies and Gentlemen:

On April 3, 2001, the Registrant filed a registration statement on Form N-14 (ACCESSION NUMBER: 0000795402-01-000003) pursuant to Rule 485(b). The registrant intended to file the Form N-14 pursuant to Rule 488.

The registrant requests a withdrawal of the amendment (ACCESSION NUMBER:
0000795402-01-000003) pursuant to Rule 477(a) under the Securities Act of 1933.

Sincerely,



/s/David P. Goss
----------------
David P. Goss
Associate General Counsel